August 27, 2012

Mara L. Ransom

Assistant Director

Charles Lee

Catherine Brown

Andrew Blume

Jason Neithamer

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

United People Power, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 11, 2012

File No. 333-178343

Dear Ms. Ransom,

Please find below the comment responses to your comment letter dated July 6, 2012.

General

1.  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

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Describe how and when a company may lose emerging growth company status;

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Briefly describe the various exemptions that are available to you, such as exemptions  from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

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State your election under Section 107(b) of the JOBS Act:

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If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We acknowledge the Staff’s comment and the Company confirms that we have revised disclosure to include additional wording addressing the Staff’s concern.

The Company shall continue to be deemed an emerging growth company until the earliest of--

‘(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

‘(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

‘(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

‘(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’.

As an emerging growth company the company is exempt from Section 404(b) of Sarbanes Oxley.   Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

None.   The Company does not intend to sell this offering to institutional investors.

3. We note your response to comment 5. However, you did not file the subscription agreement as an exhibit to the registration. Accordingly, we re-issue our comment.

Subscription Agreement attached.

4. Please re-file the legal opinion previously filed as exhibit 5.1 to the registration statement. Such legal opinion should reflect your responses to comment 25 and 26.

Risk Factors, page 6

Legal Opinion refilled.

Risks Relating to our Stock, page 9

Our company has a concentration of stock ownership and control, which may have the effect of  delaying, preventing, or deterring a change of control, page 10

5. We note your response to comment 14. Please revise this risk factor to clarify that your President, CEO and Chairman of the Board controls your 77.6% shareholder, The Holding Company Spendthrift Trust.

Revised to clarify that our President, CEO and Chairman of the Board controls our 77.6% shareholder, The  Holding Company Spendthrift Trust.

Use of Proceeds, page 11

6. Please tell us why the $20,237 of “Other Expenses” included in your table does not agree to the estimated $25,530 of offering expenses disclosed in Item 13 on page II-1.

Revised for consistency.

Description of Business and Property, page 13

Business Strategy, page 13

7. We note your response to comment 11. The description of your business and how you intend to generate revenues continues to be unclear. Please revise to better explain your business, including, without limitation, the bulleted items below. Please also make a similar revision to the disclosure in “Prospectus Summary—Business Strategy” as appropriate.

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Please explain the meaning of a “targeted marketing domain.” Please explain the meaning of a “Power.com” targeted marketing domain and disclose whether you own  such domains. Please also provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K to the extent it materially applies to your business.

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Based on your disclosure elsewhere in the prospectus, it does not appear that you market Essante’ Worldwide products. Instead, it appears that you provide an avenue for your customers to market such products. If correct, please revise the disclosure to accurately describe your business.

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Please disclose the number of persons who are subscribing to your services at $9.95 per month as of the latest practicable date. If such number is less than 100,000, then  please disclose that there is no guarantee that 100,000 people will use your services.

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Please explain how the “unlimited partnerships” with other green companies will increase your revenues as you grow.

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Please remove the comparison of you to Facebook throughout your filing, as such comparison appears to be inappropriate in light of your limited operating history and minimal revenue.

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Please explain what a “distributor number with Essante’ Worldwide” means. Please also clarify how you will earn a 10% commission.

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Your business plan appears to be based on the business Essante’ Worldwide. Please revise your disclosure first to explain what Essante’ Worldwide is and then to explain how your business plan is tied to Essante Worldwide’s business.

A targeted marketing domain is a website that can be used to target or market to a specific group or area.  The company’s power.com websites are marketing tools that include specific groups and geographical areas for marketing purposes. e.g. Las Vegas Power. Com, TeacherPower.com.  The company owns over 400 power.com websites. (Accountant may address S –K).  In addition to providing customers an avenue to market Essante` Products, the company holds its own distributership with Essante`.  At the present time there are less than 100,000 persons subscribing to our services @ $9.95 per month and no guarantee that the 100,000 people will use our services.  Our partnerships will help expand customer base, grow revenues from commissions and advertising.   Remove comparison to facebook.  Each distributor is given a unique identification number with Essante` for the purpose of tracking of sales and payment of commissions.  Our company has its own identifying number that will earn the entitled 10% commission on the sales of those individuals within our sales organization. As a  green company, Essante` World Wide produces 100% certified organic chemical free and non-toxic products.  In addition to having an Essante distributorship, the company chose to promote Essante` products through our own marketing tools and websites.  At this time Essante` is our only product supplier, we are not limited to only Essante’s  products.

Our Management, page 17

Directors, Executive Officers, Promoters and Control Persons, page 18

8. We note your response to comment 13. Please revise to clarify the business experience of Ms. Hadley, Ms. Brown, Mr. Myers and Mr. Kaulfors for the last five years. See Item 401(e) of Regulation S-K.

Disclosure revised as follows:

Rebel Brown has an MBA from Northwestern University.  Ms. Brown is CEO of People Who Know, a company she founded in 1988, which specializes in a business-to-business consulting, high technology businesses, and growth strategies.  In addition to Ms. Brown’s business consulting expertise, she authored the book, Defy Gravity (2010) and is an executive speaker for conventions, conferences, workshops, and corporate events.

Dennis M. Myers is a Programmer / Analyst / Web Application Developer / Architect.  Since 2005, Mr. Myers has worked in the financial field developing applications for credit, margin calls, etc. and with technical support to facilitate rapid troubleshooting and daily support operations.  Mr. Myers worked for Wachovia Securities as a Programmer / Analyst until 2008 at which time he took on his current duties as CIO / Programmer Analyst / Architect / Technical Support for EntertainMe World, Inc.  Mr. Myers is responsible for maintaining all EntertainMe websites, servers, and databases and is the Lead Developer / Architect for all ancillary projects and new corporate projects.

Richard Kaulfers has a Master Certificate in Internet Marketing from the University of San Francisco, is a Google Certified Adwords Partner, and is presently a Broadcast Combat Correspondent for the United States Air Force.  In 2007, Mr. Kaulfers wrapped up his independent PC repair business and enlisted in the USAF.  His military responsibilities include Air Surveillance Radar Systems Technician and his current duties as a Broadcast Combat Correspondent.

Shaun Hadley has over 25 years of experience in financial management ranging from US Bank to Web-based businesses.  Since January 2009, Ms. Hadley has been employed at Stearns Lending as the Assistant to the Operations Manager.  Her responsibilities are coordinating account executives, title companies, and brokers as well as managing government compliance reports and administering/supervising the financial requirements necessary for daily operations.  Prior to Stearns Lending, Ms. Hadley was a Loan Coordinator/Closer with MetLife Home Loans fka First Horizon Home Loans (2004 – 2009).

Security Ownership of Certain Beneficial Owners and Management, page 21

9. We note your response to comment 14. Please revise the number of shares beneficially owned by all directors and officers as a group, which is currently 9,000,000, to include the 600,000 shares beneficially owned by Messrs. Kaulfors, Myers and Powell.

Revised to include the 600,000 shares.

Certain Relationships and Related Party Transactions, page 21

10. Please disclose the name of the consultant, the name of the consultant’s father and the name of the consulting company. See Item 404(a)(1) of Regulation S-K.

Shaun Hadley is an officer of our company, her father was a consultant with B & C Consulting, his name is Donald C. Bradley.  Because of the potential of conflict of interest the company chose to not re-new the consulting agreement.  The agreement was terminated early March of this year.

Plan of Distribution, page 23

11. Please revise the third sentence of the eighth paragraph to state that the selling stockholders “are” underwriters, instead of “may be deemed to be” underwriters.

Revised to state “are”.

Report of Independent Registered Public Accounting Firm, page F-1

12. We note the changes to your audit opinion in response to comment 18. However, in the opinion paragraph of the audit opinion, your auditors have not included a parenthetical reference after the reference to United People Power, Inc. that reads “A development stage company.” It also does not appear that your consent in Exhibit 23.1 includes a parenthetical reference following each mention of United People Power, Inc. that reads “A development stage company.” Please revise.

New report included.

Notes to the Financial Statements, page F-9

Note 2. Significant Accounting Policies, page F-9

Websites-Intangibles, page F-11

13. We note your response to comment 19 and noted that you valued your domain names based on “management’s internal estimate” of their value and believe these intangible assets have indefinite lives. Please address the following items:

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Explain to us in greater detail how you determined the value of the domain names approximated $400,000. In doing so, please advise us how you determined a market participant would value the asset at $400,000 and why a seller would dispose of an asset of that value for an equity interest that appears to be worth significantly less than $400,000. We note, for example, that you had only $1,180 of other assets as of December 31, 2011, no revenues at the time of the domain name purchase, and there are substantial doubts about your ability to continue as a going concern.

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We note your disclosures on page 21 that The Holding Company Spendthrift Trust (“the Trust”), solely owned by your Chairman and President, beneficially owns 8 million shares of your common stock. If, as it appears, these 8 million shares represent the 8 million shares issued to acquire your domain names, please tell us why you did not initially record the domain names at the transferor’ historical cost. If our assumption is correct, please tell us how much The Trust and/or your Chairman paid to originally acquire the related domain names. See SAB Topic 5.G.

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We note your statement in response to prior comment 20 that you believe the $400,000 recorded to domain names was “overly conservative” and that a valuation appraisal conducted in October 2011 indicated that the appraised value of the domain names was approximately $800,000. It appears that you are assessing this value based on the historical cash sales of your common stock for $0.10. Please be advised that the definition of fair value, as noted in ASC 820-10-35-2, is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Also note, as indicated in ASC 820-10-35-3, that a transaction price might not represent the fair value of an asset at initial recognition if a transaction is between related parties. Since your stock does not trade in an active market and it appears that not all purchasers of your stock represent third parties completely independent of and unaffiliated with your company and/or employees, it is unclear to us how the unadjusted $0.10 transaction price represents the exact fair value of your common stock. Likewise, it does not appear appropriate to appraise your domain names by extrapolating the 8 million shares issued in the acquisition by the unadjusted $0.10 transaction price.

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Considering your limited operating history, nominal revenues and non-intangible assets, and your disclosure on page F-12 indicating that your ability to renew your domain names is dependent on “sufficient revenue” levels, explain why you believe these domain names are expected to indefinitely contribute to your future cash flows. Please review the guidance in paragraphs 1-4 of ASC 350-30-35.

Based upon the comments above, management has revised its valuation pursuant to SAB 5G and applicable GAAP resulting in a valuation of the domain names of $29,900.  This value is based on the historical audited cost basis of the domain names

Item 15. Recent Sales of Unregistered Securities, page II-2

14. We note your response to comment 23.  However, you did not file the Form D.

Accordingly, we re-issue our comment.

Form D filed concurrently hereto.

Very truly yours,

/s/ Dianna Hendricks

Dianna Hendricks, President

United People Power, Inc.